Microsoft Word 10.0.3416;DTF 77D
Developing Technologies Fund, Inc.

The principal investment strategy of the fund was changed from investing "at least 65% of total assets in the common stocks of companies we expect to generate a majority of their revenues from the advancement and use of developing technologies" to investing "at least 80% of net assets in the common stocks of companies we expect to generate a majority of their revenues from the advancement and use of developing technologies."